Shareholder meeting

On March 31, 2008, the Annual Meeting of the Fund was held to elect three Trustees. Proxies covering 51,533,292 common shares were voted at the meeting.

The common shareholders elected the following Trustees to serve until successors are duly elected and qualified. The votes were tabulated as follows:

		WITHHELD
	FOR	AUTHORITY

James F. Carlin	49,555,430	1,977,862	(common shares)
William H. Cunningham	49,500,625	2,032,667	(common shares)

Due to the insufficient number of preferred shareholder votes on the proposal to elect a Trustee, the meeting for the preferred shares was adjourned until April 29, 2008, at which time proxies covering 2,537 preferred shares voted at the meeting.

The preferred shareholders elected the following Trustee to serve until his successor is duly elected and qualified.

The votes were tabulated as follows:

		WITHHELD
	FOR	AUTHORITY

John A. Moore	2,380	157	(preferred shares)

On September 3, 2008, a Special Meeting of the Fund was held to approve amendments to the investment and sub-investment management contracts. Proxies covering 32,522,740 shares of beneficial interest were voted at the meeting.

The proposal to approve amendments to the investment management contract to reflect the inclusion of bank debt and other traditional investment leverage in the calculation of the investment management fees, and to remove an expense limitation previously required under state law was voted as follows: FOR 27,602,342, AGAINST 4,289,440 and ABSTAIN 630,958.

The proposal to approve an amendment to the sub-investment management contract to reflect the inclusion of bank debt and other traditional investment leverage in the calculation of the sub-investment management fees was voted as follows: FOR 27,616,145, AGAINST 4,263,176 and ABSTAIN 643,419.